United States securities and exchange commission logo





                              May 31, 2023

       Michael Nessim
       Chief Executive Officer
       Binah Capital Group, Inc.
       17 Battery Place, Room 625
       New York, New York 10004

                                                        Re: Binah Capital
Group, Inc.
                                                            Amendment No. 2 to
Registration Statement on Form S-4
                                                            Filed May 15, 2023
                                                            File No. 333-269004

       Dear Michael Nessim:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 24, 2023 letter.

       Amendment 2 to the Form S-4 filed May 15, 2023

       Selected Historical Consolidated Financial Information of Wentworth, page 31

   1. The items total assets and debt obligations, net appear to contain typos and do not agree to the Consolidated
Statements of Financial Condition on page F-25. Please revise the amounts accordingly.
       Non-GAAP Financial Measures, page 94

   2. We note your response to comment 3 and revised disclosure within footnote (2) on page
                                                        95. Please revise your
disclosures to quantify the amounts relating to the items that comprise the
non-recurring expenses (e.g., business combination professional fees, severance payments, and
one-time infrastructure costs) adjustment.
 Michael Nessim
FirstName  LastNameMichael Nessim
Binah Capital Group, Inc.
Comapany
May        NameBinah Capital Group, Inc.
     31, 2023
May 31,
Page 2 2023 Page 2
FirstName LastName
3. We note your response to comment 4 and revised disclosure removing the reference to the term 'pro forma' in certain places. However, we also note that the non-GAAP measures continue to include adjustments on a pro forma basis as if the World Equity Group, Inc.
         acquisition had occurred on January 1, 2019, and further, that you continue to refer to some of the measures as pro forma. We also note from your response that this pro forma presentation is not in accordance with Article 11 of Regulation S-X, and therefore, it appears that these measure are inconsistent with with Question 100.05 of the Non-GAAP
         Financial Measures C&DI. Please revise your filing accordingly.
4. We note the presentation of several non-GAAP measures (e.g. Total Revenue, Cost of
         Revenue, Gross Profit, Adjusted G&A and Net Earnings) for the years ended December
         31, 2019, 2020, 2021 and 2022. It does not appear that you include a reconciliation of these non-GAAP measures to the most directly comparable U.S. GAAP measure. Please revise your disclosures to clearly define each of these non-GAAP measures, how they are used and include full reconciliation to the most directly comparable U.S. GAAP measure for each.
5. We note that you present separate columns with non-GAAP measures for the year ended
         December 31, 2022 and post close year ended December 31, 2022. Please explain what these columns represent, why they are presented, how they are used and include a reconciliation to U.S. GAAP financial information.
Reasons for the NTA Amendments, page 108

6. We note your disclosure that you are presenting the NTA Proposal for removing limitations related to KWAC's net tangible assets "[b]ecause the KWAC
         Common Stock will be exchanged for Holdings Common Stock in connection with the consummation of the Business Combination and Holdings Common Stock would not be deemed to be a 'penny stock' pursuant to other applicable provisions of Rule 3a51-1 under the Exchange Act." Please provide disclosure explaining the factual and legal basis as to why Holdings Common Stock would not be deemed to be a penny stock pursuant to
         "other applicable provisions of Rule 3a51-1." Please revise here and elsewhere as appropriate to clearly discuss the impact that the trust falling below $5,000,001 would have upon your or Holdings' exchange listing and discuss the consideration given to this possibility in your determination that this provision is no longer needed to avoid the definition of penny stock. Please provide clear disclosure that, if true, removal of this provision could result in your or Holdings' securities falling within the definition of penny stock and clearly discuss the risk to you, Holdings, and investors if your securities were to fall within the definition of penny stock.
Unaudited Pro Forma Condensed Combined Financial Information
Description of the Business Combination, page 122

7. We note your disclosure of the total consideration indicates that the closing WMS indebtedness is $47.2 million. Please clarify where this indebtedness is presented
 Michael Nessim
FirstName  LastNameMichael Nessim
Binah Capital Group, Inc.
Comapany
May        NameBinah Capital Group, Inc.
     31, 2023
May 31,
Page 3 2023 Page 3
FirstName LastName
         and how it reconciles to the pro forma condensed combined balance sheet.
Unaudited Pro Forma Condensed Combined Balance Sheet, page 123

8. We note your presentation on the face of the balance sheet for an adjustment K in the column for transaction accounting adjustments (assuming maximum redemptions);
         however, there does not appear to be a corresponding footnote K explaining the adjustment. Please revise your disclosures to clarify.
Unaudited Pro Forma Condensed Combined Statement of Operations, page 124

9. We note your response to comment 6 and reissue the comment. Please revise to present a pro forma adjustment, and accompanying footnote disclosure, calculating the tax expense
         / (benefit) relating to the transaction accounting adjustments. If there is no tax effect due to unusual effects of loss carryforwards or other aspects of tax accounting, an explanation should be provided in a note to the pro forma financial statements. Refer to Rule 11-
         02(b)(5) of Regulation S-X.
Management's Discussion and Analysis of Financial Condition and Results of Operations of
Wentworth
Results of Operations, page 154

10. The amounts presented for interest and other income and total revenues, for the year ended December 31, 2022, do not agree with the amounts included in the audit
         Consolidated Statement of Operations on page F-26. Please revise your disclosures accordingly.
Commissions, page 155

11.      We note your response to comment 9. Please address the following:
             Provide us with a more fulsome accounting analysis supporting your accounting policy, recognition, measurement and treatment for your trailing commission revenues. In this regard, explain how the amounts of revenue are calculated, how frequently, over which service period and how you determine the service period for recognition. Cite the specific authoritative accounting literature considered and applied in your response.
             In addition to the above, explain how revenue is calculated and/or re-calculated during quarters when there has been a significant decline in market value of the trail eligible assets.
             Disclose your average commission fee rates by product type, for both sales-based and trailing, for the periods your financial statements are presented.
12. We note you present a table on page 156 disclosing the total commission revenue, disaggregating between sales-based and trailing, for the years ended December 31, 2022 and 2021. We also note that this amount does not reconcile to the total commissions revenue, as disclosed on pages 154 and F-26, and appears to include advisory revenue.
 Michael Nessim
FirstName  LastNameMichael Nessim
Binah Capital Group, Inc.
Comapany
May        NameBinah Capital Group, Inc.
     31, 2023
May 31,
Page 4 2023 Page 4
FirstName LastName
         Please revise your disclosures to clarify this inconsistency accordingly.
13. We note your disclosure that the decrease in trailing commission revenue for the year ended December 31, 2022 compared to 2021 was primarily due to volatility driven declines in trail eligible asset. Please revise to define the term "trail eligible asset" and quantify the amount of trail eligible assets at the end of each reporting period. In addition, revise to include discussion and quantification in the balance of the trail eligible assets from period to period. For example, quantify the impact of the change due to inflows, outflows, market appreciation (depreciation), business combination and other material items.
Commissions and Fees, page 156

14. We note your response to comment 10. Please revise your disclosures to provide more granular details regarding the correlation production levels, what the term production levels means and the related payout rates. In addition, revise to include a discussion of the changes in the commissions and fees expense amounts between the periods presented.
         For example, we note that commissions and fees expenses increased to $145.7 million for the year ended December 31, 2022 compared to $139.0 million for the year ended
         December 31, 2021, while the commissions revenues were relatively flat.
Liquidity and Capital Resources, page 158

15. We note your disclosure that certain conditions raise substantial doubt about the
         Company   s ability to continue as a going concern. Please expand your disclosures here
         and in the footnotes to provide more details about the principal conditions that gave rise to the substantial doubt, management's evaluation of those conditions in relation to the
         Company's ability to meet its obligations and management's plans that alleviated substantial doubt, to the extent applicable. Refer to ASC 205-40-50. In addition, include more quantitative details in your disclosure, such as clear disclosure of available liquidity and contractual obligations due within twelve months.
Cash Flows, page 160

16. The table in your disclosure refers to the years ended December 31, 2021 and 2020.
         Please revise the refer to the appropriate financial statement periods.
Critical Accounting Policies and Estimates
Goodwill and Other Intangible Assets, page 161

17. We note your response to comment 11 and reissue the comment in part. Your disclosures around Goodwill and Other Intangible Assets do not provide a robust discussion and quantification of the critical accounting estimates. Accordingly, please revise your disclosures for the following:
             Disclose the date of the most recent impairment test and the percentage by which the estimated fair value exceeded carrying value as of the date of the most recent
 Michael Nessim
Binah Capital Group, Inc.
May 31, 2023
Page 5
              impairment test.
                Disclose and discuss the specific quantitative critical accounting estimates used in your fair value determination.
Notes to the Consolidated Financial Statements
3. Business Combinations, page F-33

18. We note your response to comment 12 and revised disclosure on page F-34 disclosing the supplemental pro forma revenue and net income of the combined entity. However, we note that the supplemental pro forma revenue of $34.5 million is less than the actual
         U.S. GAAP revenue for the year ended December 31, 2021, as shown on page F-26.
         Please clarify why this would be the case or revise accordingly.
4. Revenues from Contracts with Customers
Contract Balances, page F-36

19. We note that as of December 31, 2022 and 2021, the Company had receivables from contracts with customers totaling approximately $8.0 million and $10.0 million, respectively. We further note that the opening balance of receivables from contracts with customers was approximately $8.6 million as of January 1, 2021. Please tell us how these amount agree to the Consolidated Statements of Financial Condition on page F-25 or revise as necessary.
        You may contact Michael Henderson at 202-551-3364 or Robert Klein at 202-551-3847
if you have questions regarding comments on the financial statements and related matters. Please contact Susan Block at 202-551-3210 or John Dana Brown at 202-551-
3859 with any other questions.



FirstName LastNameMichael Nessim                                Sincerely,
Comapany NameBinah Capital Group, Inc.
                                                                Division of
Corporation Finance
May 31, 2023 Page 5                                             Office of
Finance
FirstName LastName